

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 7, 2017

Robert McNally
Chief Financial Officer
Rice Midstream Partners LP
625 Liberty Avenue, Suite 1700
Pittsburg, PA

> **Re: Rice Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 8-K filed November 2, 2017**
> **File No. 1-36789**

Dear Mr. McNally:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 2, 2017

1. We note you disclose leverage, defined as the ratio of net debt to last twelve months Adjusted EBITDA in the earnings release. Since the ratio of net debt to last twelve months Adjusted EBITDA is a non-GAAP financial measure, you should provide the reconciliation required by Item 10(e)(1)(i)(D) of Regulation S-K. Please revise future filings to provide the required reconciliations.

2. We note that you omitted the reconciliation of Adjusted EBITDA to net cash provided by operating activities and the presentation of the three major categories of the statement of cash flows from the press release. Since you use Adjusted EBITDA as a liquidity measure as disclosed in Form 10-K, it appears that you should provide the reconciliation of Adjusted EBITDA to net cash provided by operating activities and present the three major categories of the statement of cash flows similar to the disclosure in the press release filed as exhibit to Form 8-K filed February 23, 2017. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jimmi Sue Smith, Chief Accounting Officer
    Sharon Flaherty, Senior Executive Assistant